

ADITYA BIRLA
GRASIM

082-03322

July 31, 2010

BY AIR MAIL
(Regd.)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Dear Sir,

1. a) In terms of Clause 41 of the Listing Agreement, we are pleased to enclose herewith a statement containing the Unaudited Financial Results (Provisional) of Grasim Industries Limited for the quarter ended 30th June, 2010, which have been taken on record by the Board of Directors of the Company at their meeting held today.

   As required under Clause 41 of the Listing Agreement, the Statutory Auditors of the Company have done the Limited Review of the aforesaid results and a copy of their certificate of date to that effect is also sent herewith.

   b) A copy of the Press Release being issued in above connection is also enclosed herewith.

2. Further, pursuant to aforesaid Clause, we wish to inform you that for the Financial Year 2011, the Company would be publishing the Consolidated Financial Results only in the newspapers. The Standalone Financial Results, however, shall be made available on our website. A reference of this will be made in the newspapers advertisements also.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl : as above

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com



UNAUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED 30TH JUNE, 2010

Rs in Crores

Particulars	Three Months Ended 30th June'10	Three Months Ended 30th June'09	Year Ended 31st Mar.'10 (Audited)
Net Sales / Income from Operations	**5,055.19**	**5,083.23**	**19,933.36**
Other Operating Income	63.42	50.49	262.03
Total Operating Income	**5,118.61**	**5,133.72**	**20,195.39**
Expenditure :			
- Decrease / (Increase) in stock in trade and work in progress	(140.07)	56.75	(21.76)
- Raw Material Consumed	1,004.01	946.80	3,624.49
- Purchases of Finished Goods	28.95	29.97	139.23
- Payment to and Provision for Employees	274.79	258.89	1,054.83
- Power and Fuel Cost	1,022.42	858.35	3,523.04
- Freight and Handling Expenses	789.26	667.00	2,749.13
- Depreciation	267.16	239.99	994.71
- Other Expenditure	771.93	687.77	3,077.72
Total Expenditure	**4,018.45**	**3,745.52**	**15,141.39**
Profit from Operations before Other Income and Interest	**1,100.16**	**1,388.20**	**5,054.00**
Other Income	96.33	52.50	273.56
Profit Before Interest and Tax	**1,196.49**	**1,440.70**	**5,327.56**
Interest	91.23	82.32	334.55
Profit from Ordinary Activities before Tax	**1,105.26**	**1,358.38**	**4,993.01**
Tax Expense	(319.85)	(440.87)	(1,570.48)
Net Profit from Ordinary Activities after Tax	**785.41**	**917.51**	**3,422.53**
Extraordinary Item :			
Profit (Net of Tax) on Sale of Sponge Iron unit	-	336.07	336.07
Net Profit (before profit of Associates and adjustment for Minority Interest)	**785.41**	**1,253.58**	**3,758.60**
Add : Share in Profit of Associates	11.17	16.60	51.05
Less : Minority Share	221.52	190.15	714.12
Net Profit	**575.06**	**1,080.03**	**3,095.53**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.70	91.69	91.70
Reserves			12,382.66
Basic EPS for the period before Extraordinary Item (Rs.)	**62.71**	**81.14**	**300.94**
Diluted EPS for the period before Extraordinary Item (Rs.)	**62.70**	**81.14**	**300.83**
Basic EPS for the period after Extraordinary Item (Rs.)	**62.71**	**117.79**	**337.60**
Diluted EPS for the period after Extraordinary Item (Rs.)	**62.70**	**117.79**	**337.47**
Total Public Shareholding			
- Number of Shares (000's)	**58,229**	**58,877**	**58,401**
- Percentage of Shareholding	**63.51%**	**64.22%**	**63.70%**
Promoter & promoter group shareholding			
a) Pledged / Encumbered			
- Number of Shares (000's)	-	-	-
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	-	-	-
- Percentage of Shares (as a % of the total share capital of the Company)	-	-	-
b) Non-encumbered			
- Number of Shares (000's)	**23,381**	**23,089**	**23,381**
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	**100.00%**	**100.00%**	**100.00%**
- Percentage of Shares (as a % of the total share capital of the Company)	**25.50%**	**25.19%**	**25.50%**

SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

	Particulars	Three Months Ended 30th June'10	Three Months Ended 30th June'09	Year Ended 31st Mar.'10 (Audited)
1. SEGMENT REVENUE				
a	Viscose Staple Fibre and Wood Pulp	967.62	806.32	3,940.18
b	Cement - Grey,White and Allied Products	3,973.74	4,061.40	15,475.59
c	Sponge Iron *	-	110.77	110.77
d	Chemicals - Caustic Soda and Allied Chemicals	118.63	120.18	492.80
e	Textiles - Fabric and Yarn	93.35	72.57	350.60
f	Others	0.22	0.23	0.88
	TOTAL	5,153.56	5,171.47	20,370.82
(Less) : Inter Segment Revenue		(34.95)	(37.75)	(175.43)
	Total Operating Income	**5,118.61**	**5,133.72**	**20,195.39**
2. SEGMENT RESULTS				
a	Viscose Staple Fibre and Wood Pulp	280.94	138.54	1,194.79
b	Cement - Grey,White and Allied Products	831.36	1,287.55	3,907.67
c	Sponge Iron *	-	(43.90)	(43.90)
d	Chemicals - Caustic Soda and Allied Chemicals	22.65	28.22	92.80
e	Textiles - Fabric and Yarn	3.99	3.24	15.46
f	Others	0.39	0.20	3.71
	TOTAL	1,139.33	1,413.85	5,170.53
Add / (Less) :				
	Interest	(91.23)	(82.32)	(334.55)
	Net Unallocable Income / (Expenditure)	57.16	26.85	157.03
Profit before Extraordinary Item and Tax Expenses		**1,105.26**	**1,358.38**	**4,993.01**
3. CAPITAL EMPLOYED				
a	Viscose Staple Fibre and Wood Pulp	2,377.24	2,213.08	2,445.04
b	Cement - Grey,White and Allied Products	14,553.33	14,252.55	14,329.71
c	Sponge Iron *	-	-	-
d	Chemicals - Caustic Soda and Allied Chemicals	406.76	367.24	408.58
e	Textiles - Fabric and Yarn	182.19	176.49	175.76
f	Others	25.00	21.46	24.72
	TOTAL	17,544.52	17,030.82	17,383.81
	Unallocated Corporate Capital Employed	7,125.64	4,576.58	6,500.60
	TOTAL CAPITAL EMPLOYED	**24,670.16**	**21,607.40**	**23,884.41**

* Sponge Iron unit has been sold w.e.f. 22nd May, 2009.

NOTES

1. (a) Pursuant to Clause 41 of the Listing Agreement, the Company has opted to publish Consolidated Financial Results. The Standalone Financial Results are available at Company's websites: www.grasim.com and www.adityabirla.com.

(b) Key numbers of Standalone Financial Results of the Company for the quarter ended 30th June, 2010 are as under:

Rs. in Crores	Quarter Ended		
	30th June, 2010	30th June, 2009*	
		Reported	Restated
Total Operating Income	964.47	3,089.58	822.43
Profit from Ordinary Activities before Tax	305.81	762.75	198.31
Profit from Ordinary Activities after Tax	223.83	530.52	137.95

* **The reported numbers for the quarter ended 30th June, 2009 are not comparable as the same include results of Sponge Iron and Cement Businesses of the Company, sold / demerged during the financial year 2009-10, effective from 22nd May, 2009 and 1st October, 2009 respectively. The restated results for the quarter ended 30th June, 2009 excluding the results of these businesses have been given for comparison.**

(c) The Consolidated Financial Results for the quarter ended 30th June, 2010 are not comparable with that of the corresponding quarter as explained hereunder:

(i) Results of the Sponge Iron Business, as given below were included in the results of the quarter ended 30th June, 2009, which are not applicable for the current quarter on account of sale of the business as stated in 1 (b) above:

	(Rs. in Crores)
Total Operating Income	110.77
Profit/(Loss) before Tax	(43.92)
Profit/(Loss) after Tax	(30.55)

(ii) On account of the demerger of the Cement Business of the Company into Samruddhi Cement Limited (SCL), a subsidiary of the Company as stated in 1 (b) above, there is no impact on the Total Operating Income, Profit before Tax and Profit after Tax before minority share. **However, as the shareholders of the Company have been allotted equity shares of SCL, an amount of Rs.110.34 Crs. out of Net Profit of SCL, related to the interest of the shareholders of the Company has been added to minority share, impacting the Net Profit for the quarter.**

2. The operations at the Company's Viscose Staple Fibre Plant at Nagda were suspended from 31st May, 2010 on account of water shortage and have since resumed from 26th July, 2010 with the onset of monsoon. The Chemical plant at Nagda, which was operating at lower capacity during the above period, has also resumed normal operations.

3. A Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956 to amalgamate the Company's subsidiary, SCL with fellow subsidiary, UltraTech Cement Limited with effect from 1st July, 2010 (the Appointed Date), has been sanctioned by the Hon'ble High Courts of Gujarat and Bombay. The amalgamation will become effective on and from 1st August, 2010.

4. Previous period's figures have been regrouped / rearranged wherever necessary to conform to the current period's classification.

5. The status of investors' complaints is as under :
   Opening - 0, Received - 5, Resolved - 5, Closing - 0

6. The above Unaudited financial results for the quarter ended 30th June, 2010 have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at their respective meetings held on 31st July, 2010. The limited review, as required under Clause 41 of Listing Agreement has been completed by the auditors of the Company and the related report is being submitted to the concerned Stock Exchanges.

For and on behalf of the Board of Directors

Place : Mumbai
Date : 31st July, 2010

Adesh Gupta
Whole-Time Director & CFO

Deloitte Haskins & Sells
Chartered Accountants,
12, Dr. Annie Besant Road,
Opp. Shiv Sagar Estate,
Worli,
Mumbai 400 018

G. P. Kapadia & Co.
Chartered Accountants,
Hamam House,
Ambalal Doshi Marg,
Fort,
Mumbai 400 001

AUDITORS' REPORT
TO THE BOARD OF DIRECTORS OF
GRASIM INDUSTRIES LIMITED

1. We have reviewed the accompanying statement of Unaudited Standalone and Consolidated Financial Results ("the Statement") of GRASIM INDUSTRIES LIMITED ('the Company') and the Company and its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute "the Group") and its share of the profit of the associate companies for the quarter ended 30th June, 2010. This Statement is the responsibility of the Company's Management and has been approved by the Board of Directors. Our responsibility is to issue a report on these financial results based on our review.

2. We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an opinion.

3. The report of the branch auditors of Vikram Woollens Division of the Company has been submitted to us and the same has been considered by us in preparing this report.

4. The Consolidated Financial Results contained in the Statement reflect the Group's share of revenues of Rs. 50.89 Crores and profit after tax (net) of Rs. 2.51 Crores of two subsidiaries and one jointly controlled entity whose results have been reviewed by other auditors and whose reports have been considered by us in submitting our report.

5. The Consolidated Financial Results contained in the Statement reflect the Group's share of revenues of Rs. 112.07 Crores and profit after tax (net) of Rs. 0.69 Crores of two subsidiaries and five jointly controlled entities and the Group's share of profit of one associate of Rs. 0.74 Crores whose results have not been reviewed by their auditors and are based on management accounts.

6. Based on our review and read with our comments in paragraphs 3 and 4 above and subject to our comments in paragraph 5 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956 and other recognized accounting practices and policies, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreements with the stock exchanges, including the manner in which it is to be disclosed, or that it contains any material misstatement.





7. Further, we also report that we have traced the number of shares as well as the percentage of shareholding in respect of the aggregate amount of public shareholding and the number of shares as well as the percentage of shares pledged/encumbered and non-encumbered in respect of the aggregate amount of promoter and promoter group shareholding in terms of Clause 35 of the Listing Agreements and the particulars relating to the undisputed investor complaints from the details furnished by the Management.

For **DELOITTE HASKINS & SELLS**
Chartered Accountants
(Registration No. 117366W)

B. P. Shroff
Partner
Membership No.: 34382

For **G. P. KAPADIA & CO.**
Chartered Accountants
(Registration No. 104768W)

Atul Desai
Partner
Membership No.: 30850

MUMBAI
Date : 31 JUL 2010

Press Release

Mumbai, 31st July, 2010


ADITYA BIRLA
GRASIM

- **Consolidated Net Revenue - Rs.5,119 Crs. Up 2%**
- **Consolidated comparable Net Profit - Rs.685 Crs. Down 8%**
  - **VSF performed well resulting in better standalone performance**
  - **Cement registers higher volumes, margins impacted by market pressure**

Consolidated Financial Performance:

Grasim Industries Limited, an Aditya Birla Group Company, today announced its results for the 1st quarter ended 30th June 2010. Its Consolidated revenue stood at Rs.5,119 crores (Rs.5,134 crores). The revenue was up by 2%, excluding the revenue of the discontinued Sponge Iron Business from the corresponding quarter on a comparable basis.

Net profit for the quarter was at Rs.575 crores (Rs.744 crores). On the demerger of the Cement business, which until 30th September, 2009 was a division of Grasim, into Samruddhi Cement Ltd. (SCL), Grasim's shareholders were allotted equity shares of SCL, enabling them to have a direct participation in SCL. As a result, an amount of Rs.110 crores out of the net profit of SCL, which was the share of Grasim's shareholders, has been reduced as minority share. This has affected the net profit for the quarter. When added back, the net profit is at Rs.685 crores, lower by 8% on a like to like comparison to the corresponding quarter.

Rs. Crores

	Quarter ended		
	30.06.10	30.06.09	% Change
Net Revenue	5,119	5,134	--
PBIDT	1,464	1,681	(13)
Comparable Net Profit (Including Samruddhi Minority Share)	685	744	(8)

Operationally, all businesses have performed well as reflected from the volumes as given below:

Products		Production			Sales		
		Q1FY11	Q1FY10	% Change	Q1FY11	Q1FY10	% Change
Cement (Consolidated)	Mn. M.T.	9.92	9.43	5%	9.85	9.45	4%
White Cement	M.T.	133,015	105,299	26%	133,052	106,898	24%
Viscose Staple Fibre	M.T.	69,328	62,352	11%	67,302	67,418	--

VSF has achieved better profitability. But, this has been negated by the sharp fall in cement realizations, more particularly in the Southern and Western regions, and high energy costs.

Viscose Staple Fibre (VSF)

VSF business has reported an improved performance. The recovery in global markets vis-à-vis the corresponding quarter, coupled with the cost push effect, has led to an increase in VSF prices. Capacity utilization was higher, despite the suspension of

operations at the Nagda plant in June 2010, due to the water shortage. With the advent of monsoon, the plant has resumed operations from 26th July, 2010.

As reported earlier, the Company plans to set up a 80,000 TPA VSF plant at Vilayat (Gujarat). The project is likely to be commissioned in FY13.

The recovery in the textile sector has slowed down due to Euro zone issues. The demand outlook remains cautious. High inventory level in the textile value chain is a cause of concern. This, coupled with rising pulp prices, may impact margins, going forward.

Chemical Business

The performance of the Chemical business has been encouraging. Caustic volumes grew by 9% on higher captive use. ECU realizations were lower by 11% on YoY basis, given the depressed caustic prices, though sequentially ECU realizations are up by 10% led by the recovery in chlorine and HCL prices. A gradual price recovery is expected with the improvement in global markets.

Cement Subsidiaries

Cement production has grown by 5%, almost touching the 10-million mark. Production levels could have been higher, but for the disruption in operations of UltraTech in the eastern region. Cement sales volume grew by 4%. The realizations suffered in line with the industry, particularly in the Southern and Western regions, due to bunching of new capacities.

In the White Cement business, sales volumes were up by 24% with both domestic and export markets, witnessing strong demand.

The sharp escalation in prices of coal and raw materials, and higher freight cost coupled with lower realizations, impaired margins.

Sequentially, the operating profit improved on higher average realization and lower overhead expenses.

Cement Capex

A capex of Rs.4,475 crores has been earmarked towards augmentation of the grinding and evacuation facility, logistics infrastructure, waste heat recovery system, captive thermal power plant, modernization and completion of existing projects.

The Company would like to tap the enormous growth potential in the sector and further scale up its presence. As a first step, Brownfield expansions aggregating to 9.2 million TPA at Chhattisgarh and Karnataka units with related grinding units and bulk terminals are being taken up. An additional capex of Rs.5,600 crores has been earmarked for the same.

Star Cement Acquisition

UltraTech Cement Ltd., through its wholly owned subsidiary UltraTech Cement Middle East Investments Ltd., has entered into a Share Purchase Agreement (SPA) with the shareholders of ETA Star Group for acquiring a controlling stake in Star Cement Company LLC, Dubai ("Star") and its operations in UAE, Bahrain and Bangladesh. The acquisition is likely to be completed during the quarter. Consequently, the cement capacity will stand augmented to 52 million TPA.

Cement Outlook

Industry demand is likely to grow by over 10%. The increase in consumption, both on account of Government and private spending together with a revival in the corporate capex cycle, will bolster the demand.

Cement prices are likely to remain under pressure due to oversupply. The surplus scenario in the industry may last for a limited period of 6 to 8 quarters as capacity addition in FY12 is likely to be modest. The Company's focus on higher volume growth, better logistics support together with cost efficiency, should help in partially mitigating the impact.

Cement Restructuring

The amalgamation of SCL with UltraTech Cement Limited w.e.f. 1st July, 2010 (the Appointed Date) will become effective on 1st August 2010, as envisaged originally.

With the completion of the restructuring, while the Cement business will be consolidated in a pure play company, Grasim, at the consolidated level, will continue to be a Cement and VSF major.

Stand-alone Financial Performance

On a stand-alone basis, **Grasim's performance has been better, compared on a like to like basis**. Revenue rose by 17% at Rs.964 crores. Net Profit at Rs.224 crores was up by 62%.

Rs. Crores

	Quarter ended			
	30.06.10	30.06.09*		% Change (over restated)
		(Restated)	(As Reported)	
Net Revenue	964	822	3,090	17
PBIDT	361	246	947	46
Net Profit (Before Extraordinary Item)	224	138	531	62

* The reported results are not comparable since Cement and Sponge Iron businesses have been demerged. Hence, the restated numbers have been given above excluding both businesses for better comparison.

Outlook

The Company may face pressure on profitability in the short term. However, the long term prospects of the Company remain positive with its leadership position in both Cement and VSF businesses, focus on profitable growth and strong fundamentals. The Company will emerge stronger from the downturn through proactive cost management and better asset productivity.


ADITYA BIRLA
GRASIM

July 31, 2010

BY AIR MAIL (REGD.)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Presentation on Unaudited Q1FY11 Results of Grasim

We are sending herewith a copy of Presentation on Unaudited Q1FY11 Results of Grasim, presented to our investors. The same has also been posted on our website.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com



Performance Review
Quarter 1 : 2010-11

Grasim Industries Limited
A Cement and VSF Major



Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.



Contents



Highlights – Quarter 1

Cement Restructuring

- Restructuring of Cement business almost complete
  - Merger of Samruddhi with UltraTech Cement from 1st July 2010 will become effective on 1st August 2010

Operational Highlights

- Standalone businesses witnessed a revenue growth of 17%; profits up by 62%
  - VSF business revenues up by 20%; Operating profits have increased by 54% led by higher realizations
  - Chemical business performance improved sequentially with higher ECU realisations
- Cement business operational performance healthy, however suffered due to over capacity
  - Cement production up by 5% on the back of new capacity additions
  - Samruddhi's revenue up by 3% despite lower realisations
  - UltraTech's revenue dips by 8% due to sharp drop in realisations in its key markets
  - Increase in input costs further created margin pressure
- Pulp JVs register better operating performance on the back of rising pulp prices



Business Review

- VSF
- Chemical
- Cement Subsidiaries



Viscose Staple Fibre : Highlights

	Quarter – 1		% Chg.
	2010-11	2009-10	
Capacity (TPA)	333,975	333,975	---
Production (MT)	69,328	62,352	11
Sales Volumes (MT)	67,302	67,418	--
Net Revenue (Rs. Crs.)	856.1	716.2	20
Realisation (Rs./MT)	117,910	97,543	21


21%
125000
100000
75000
50000
Q1/10
Q2/10
Q3/10
Q4/10
Q1/11

VSF Realisation

Industry Scenario

- Demand showing signs of weakening
  - Inventory built up in the value chain
  - Continued Euro zone uncertainty
- Cotton prices continue to rise
- Substantial increase in pulp prices

Business performance

- Production up by 11% despite suspension of production at Nagda owing to water shortage in June 2010
  - Resumed operation from 26th July 2010
- Realisation up by 21% (YoY) and 6% (QoQ)
  - Recovery in global markets vis-a-vis Q1FY10
  - Cost push effect and low base of last year


ADITYA BIRLA
GRASIM

Viscose Staple Fibre : Highlights (Contd....)

	Quarter – 1		% Chg.
	2010-11	2009-10	
PBIDT (Rs. Crs.)	304.2	197.7	54
PBIDT Margin (%)	35.3%	27.4%	--
PBIT (Rs. Crs.)	278.0	170.0	63
ROAvCE %	65.2%	40.0%	--

Joint Ventures – Grasim's share

Net Revenue (Rs. Crs)	159.0	115.3	38
PBIDT (Rs. Crs.)	10.0	(24.3)	--

Consolidated PBIDT	314.2	173.4	81
Consolidated PBIDT Margin %	32.3	21.4	--

- Pulp prices rise sharply but impact curtailed by
  - Captive pulp
  - Higher production volume
  - Lower caustic prices
- The standalone business shows PBDIT growth of 54%
- Pulp JVs reported better operating performance and realisations
- Consolidated PBIDT (including pulp JVs) up by 81%


ADITYA BIRLA
GRASIM

Viscose Staple Fibre : Outlook

- Textile sector recovery slowed down by Euro Zone issue
- Demand outlook cautious
  - High inventory level in the value chain cause of concern - may create pricing pressure
- Operating margins may come under pressure with uptrend in pulp prices and pressure on realisations
- 80,000 MT VSF plant being set up at Vilayat, Gujarat
  - Expected to be commissioned by FY13



Chemical : Highlights

	Quarter -1		% Chg.
	2010-11	2009-10	
Capacity (TPA)	258,000	258,000	-
Production (MT)	54,693	52,231	5
Sales Volumes (MT)	54,386	49,845	9
Net Revenue (Rs. Crs.)	118.7	120.2	(1)
ECU Realisation (Rs./MT)	18,455	20,753	(11)
PBIDT (Rs. Crs.)	31.1	35.4	(12)
PBIDT Margin (%)	26.2%	29.4%	--
PBIT (Rs. Crs.)	22.7	28.2	(20)
ROAvCE %	22.2%	31.0%	--


Caustic Volumes & ECU Realisation
Caustic Soda Vol. (MT)
70000
60000
50000
40000
30000
20000
26000
22000
18000
14000
10000
ECU Realisation (Rs./Ton)
Q1/10
Q2/10
Q3/10
Q4/10
Q1/11
Caustic Sales Vol.
ECU Realisation

- Despite lower capacity utilisation due to water shortage, production up by 5%
- Sales volume up by 9%
- ECU realisation was lower YoY due to slow recovery post recession
  - ➢ Sequentially, realisation up by 10% led by increase in chlorine and HCL prices
- Marginal reduction in operating margins due to lower realisation
  - ➢ Results in lower profitability

Outlook

- Operations normalised from 26th July 2010
- Prices on path to recovery with improvement in global markets



Cement : Industry Scenario


Zone wise Industry Growth Rate (YoY)
Growth %
20
15
10
5
0
18
9 9
15
16
9
10
15
10
4 4
6
12
10
8
North
East
West
South
India
Q1/10
Q4/10
Q1/11


South Africa Richard Bay Steam coal spot price
$/Ton
100
80
60
40
61.5
59.2
57.4
63.1
64.1
60.8
65.1
66.9
77.5
83.4
84.1
81.7
95.8
92.8
91.5
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
Feb-10
Apr-10
Jun-10

- Moderate demand growth of 8.4% in the quarter
  - ➢ Reduced growth rate in North and East on YoY basis
  - ➢ In South though growth rate has improved, it continues to be the least among all zones
- Oversupply due to new capacity
  - ➢ Prices came under pressure across India
  - ➢ Sharp fall in South
- Uptrend in input prices
  - ➢ Increase in imported and domestic coal prices
  - ➢ Increase in Diesel prices



Cement : Highlights

		Quarter -1 2010-11	Quarter -1 2009-10	% Chg.
Grey Cement				
Capacity	**Mn. TPA**	**48.75**	**45.65**	**7**
- Samruddhi / Grasim		25.65	22.55	14
- UltraTech		23.10	23.10	-
Production	**Mn. MT**	**9.92**	**9.43**	**5**
- Samruddhi / Grasim		5.29	4.91	8
- UltraTech		4.63	4.52	2
Sales Volumes $	**Mn. MT**	**9.85**	**9.45**	**4**
- Samruddhi / Grasim		5.14	4.88	5
- UltraTech Cement		4.71	4.57	3
Clinker Volumes		**0.45**	**0.76**	**(41)**
Realisation	**Rs. /MT**			
- Samruddhi / Grasim		3,457	3,664	(6)
- UltraTech Cement		3,404	3,705	(8)
- UltraTech Clinker		1,490	2,084	(29)
White Cement				
Sales Volumes $$	MT	133,052	106,898	24
Avg. Realisation	Rs./MT	8,172	8,137	--

$ Includes captive consumption for RMC
$$ Includes captive consumption for value added products

Business Performance

- Cement capacity up by 7% YoY
- Cement production higher by 5%, almost touching 10 mn. mark
  - ➢ Samruddhi up by 8% (in line with industry)
  - ➢ UltraTech up by 2% - disruption in operations at West Bengal grinding unit and shortage of wagons
- In line, Cement sales volume up by 4%
- White Cement volumes higher by 24%
  - ➢ Strong demand in both domestic and export markets
- Putty volume growth of 40%





Cement : Realisations


4000
Rs./Ton
3,683
3,675
3,330
3,356
3,432
3000
2000
Q1/10
Q2/10
Q3/10
Q4/10
Q1/11

- Realisation suffered in line with Industry
  - ➢ Lower by 7% YoY
  - ➢ Up by 2% QoQ



Cement : Financials

		Quarter -1		% Chg.
		2010-11	2009-10	
Net Revenue	**Rs. Crs.**	**3,973.7**	**4,061.4**	**(2)**
- Samruddhi / Grasim :				
Cement		1,999.3	1,988.0	1
White Cement		214.4	168.4	27
- UltraTech - Cement		1,833.5	1,997.7	(8)
PBIDT *	**Rs. Crs.**	**1,088.8**	**1,494.1**	**(27)**
- Samruddhi / Grasim		631.5	740.1	(15)
- UltraTech		458.6	755.3	(39)
PBIDT Margin	**%**	**27.0%**	**36.6%**	**-**
- Samruddhi / Grasim		28.2%	34.3%	-
- UltraTech		24.6%	37.5%	-
PBIT *	**Rs. Crs.**	**875.2**	**1,303.9**	**(33)**
- Samruddhi / Grasim		519.8	643.8	(19)
- UltraTech		356.2	661.1	(46)
ROAvCE * @	**%**	**19.9**	**34.0**	**-**
- Samruddhi / Grasim		25.3	38.3	-
- UltraTech		19.6	40.4	-

* Includes unallocated corporate capital employed and related income of cement subsidiaries

@ Avg. capital employed includes CWIP

- Lower YoY profitability
  - Lower realisations
  - Higher operating costs
    - Energy cost up by 24%
    - Freight up by 11%
- UltraTech profitability impacted due to
  - Challenging environment in its key markets of South and West
  - Lower clinker realisation in exports market
  - Expiry of sales tax exemption in West Bengal
- Operating profit improved sequentially on higher average realisations and lower overhead





Cement : Outlook

- Cement demand expected to grow at 10% + for the next five years
  - Indian economy to continue on strong growth trajectory
  - Increase in consumption, both in Government as well as private sector
  - Revival in corporate capex cycle
- Prices to remain under pressure due to over supply scenario
  - Over supply may last for 6-8 quarters
- International coal prices are currently stable
- Business is focused on achieving accelerated profitable growth & improve market share
  - As a first step, work on Brownfield expansions of 9.2 Mn. TPA at Chhattisgarh and Karnataka to start by Q4FY11 at an capital outlay of Rs.5,600 Crores
- ETA Star Cement acquisition likely to be completed in Q2FY11 – Share purchase agreement signed
- Continued focus on consolidating gains from current capacity
  - Higher capacity utilisation of new plants to give additional volumes
  - Plans to achieve manufacturing and logistics cost savings through waste heat recovery systems and bulk terminals
- Expanding UltraTech Building Solutions network to strengthen brand image


ADITYA BIRLA
GRASIM

Financial Performance


ADITYA BIRLA
GRASIM

Consolidated Revenue


Rs. Crores
5134
142
44
9
99
111
5119
Quarter 1 2009-10
Grasim Standalone
Pulp JVs
Textile & Inter Co. Eliminations
Cement (Lower realisation)
Discontinued operations (Sponge)
Quarter 1 2010-11

Quarter 1 2009-10	Grasim Standalone	Pulp JVs	Textile & Inter Co. Eliminations	Cement (Lower realisation)	Discontinued operations (Sponge)	Quarter 1 2010-11
5,134	142	44	9	(99)	(111)	5,119



ADITYA BIRLA
GRASIM

Revenue Chart

Rs. Crores

Net Revenue		Quarter -1 2010-11	Quarter -1 2009-10	% Chg.
Cement $		-	2,156	
Viscose Staple Fibre		856	716	20
Chemical		119	120	(1)
Sponge Iron (Sold on 22nd May 2009)		-	111	-
Others		19	16	-
Inter Segment Eliminations (Intra Company)		(29)	(30)	-
Standalone Net Revenue (As Reported)		**964**	**3,090**	
Comparable Standalone Net Revenue of the present business #		**964**	**822**	**17**
Subsidiaries				
UltraTech Cement Ltd.	54.8%	1,831	1,988	(8)
Samruddhi Cement Ltd. $	65.0%	2,214	-	
Grasim Bhiwani Textiles Ltd.	100%	75	57	32
Joint Ventures (Pro Rata)				
Pulp JVs and Fibre JV	45% / 31%	159	115	38
Inter Company Eliminations (On Consolidation)		(125)	(116)	-
Consolidated Net Revenue		**5,119**	**5,134**	**-**
Consolidated Net Revenue (Excluding Sponge Iron)		**5,119**	**5,023**	**2**

$ Grasim's Cement business demerged to Samruddhi Cement Ltd. w.e.f. 1st October 2009
# Excluding Cement and Sponge Iron Businesses

VSF business registers robust growth in revenues



ADITYA BIRLA
GRASIM

Financial Performance – Quarter 1

(Rs. Crores)	Quarter - 1 : Standalone 2010-11	2009-10 Restated*	2009-10 Reported	% Change On Restated		Quarter - 1 : Consolidated 2010-11	2009-10	% Change	
Revenue	964	822	3,090	↑	17	5,119	5,134	↔	-
Operating Costs	644	601	2,170	↑	7	3,751	3,506	↑	7
PBIDT	361	246	947	↑	46	1,464	1,681	↓	(13)
Interest	10	12	48	↓	(15)	91	82	↑	11
Depreciation	44	36	137	↑	23	267	240	↑	11
PBT	306	198	763	↑	54	1,105	1,358	↓	(19)
Total Tax Expenses	82	60	232	↑	36	320	441	↓	(27)
Minority Interest	-		-		-	222	190	↑	16
PAT (Before EO Gain) (after Minority Share)	224	138	531	↑	62	575	744	↓	(23)
Consolidated PAT (Recasted for Cement Div.Demerger)						685	744	↓	(8)
EPS (Rs.)	24.4	15.0	57.9	↑	62	62.7	81.1	↓	(23)

* Excluding Cement and Sponge Iron businesses from Q1FY10 reported numbers for comparison purpose



Consolidated PBIDT


Rs. Crores
1681
115
34
405
39
1464
Quarter-1 2009-10
Grasim Standalone
Pulp JVs
Cement (Lower realisation & higher energy cost)
Discontinued Operations (Sponge Iron)
Quarter -1 2010-11

1,681	115	34	(405)	39	1,464



PBIDT – Chart

Rs. Crores

PBIDT		Quarter -1		% Chg.
		2010-11	2009-10	
Cement $		-	740	
Viscose Staple Fibre		304	198	54
Chemical		31	35	(12)
Sponge Iron (Sold on 22nd May 2009)		-	(39)	
Others		25	13	
Standalone PBIDT		**361**	**947**	
Comparable Standalone PBIDT of the present Business #		**361**	**246**	**46**
Subsidiaries				
UltraTech Cement Ltd.	54.8%	457	754	(39)
Samruddhi Cement Ltd. $	65.0%	631	-	
Grasim Bhiwani Textiles Ltd.	100.0%	5	4	
Others	100.0%	0.4	0.3	
Joint Ventures (Pro Rata)				
Pulp JVs and Fibre JV	45%/31%	10	(24)	
Inter Company Eliminations (On Consolidation)		(1)	(1)	
Consolidated PBIDT		**1,464**	**1,681**	**(13)**

$ Grasim's Cement business demerged to Samruddhi Cement Ltd. w.e.f. 1st October 2009
# Excluding Cement and Sponge Iron Businesses for comparison only

ADITYA BIRLA GRASIM

Net Profit

Rs. Crores

	Grasim Share %	Quarter -1				
		2010-11		2009-10		
		Total Net Profit	Grasim's share	Total Net Profit	Grasim's share	
Grasim Standalone - Continued Businesses			224		138	
- Discontinued Businesses $			-		393	
Total			**224**		**531**	
UltraTech Cement Ltd.	54.78%	245	134	419	230	42%
Samruddhi Cement Ltd.	65%	315	205	-	-	
Grasim Bhiwani Textiles Ltd.	100%	1	1	0.7	0.7	
Pulp and Fibre JVs	45% / 31%	(2)	0.4	(75)	(34)	
Idea Cellular Ltd.	5.18%	201	10	297	16	
Grasim's Share in Subsidiaries / JVs			351		213	
Grasim Consolidated PAT (Before EO Gain)			575		744	23%
Grasim Consolidated PAT (Including Samruddhi Minority Share) *			**685**		**744**	8%

* Due to direct participation of Grasim shareholders in Samruddhi

$ Discontinued Businesses

- Cement Demerged to Samruddhi	424
- Sponge Iron	(31)
	393



Grasim Financials

(Rs. Crores)	Standalone Full Year 2009-10	Standalone Quarter 1 2010-11	Consolidated Full Year 2009-10	Consolidated Quarter 1 2010-11
Net Worth	7,145	7,369	12,525	13,098
Debt	1,038	866	5,599	5,565
Capital Employed	8,435	8,485	23,884	24,670
Debt:Equity (x)	0.15	0.12	0.34	0.33
Interest Cover ^	15.5	27.0	13.9	12.4
Book Value (Rs.)	779	804	1,366	1,429
ROAvCE (%) (PBIT basis) *	-	-	23.9	19.7
RONW (%)	-	-	22.9	18.0

^ Interest capitalised also considered for interest cover
* Capital Employed includes CWIP

- Strong Financials
- Debt-equity at 0.33; Zero debts, net of liquid investment
- ROAvCE at 19.7% , Return on equity at 18%
- Strong funding capabilities to support Company's future growth plans
  - ➢ Liquid investments of Rs.6,169 Crs. on consolidated basis


ADITYA BIRLA
GRASIM

Capex




ADITYA BIRLA
GRASIM

Capex plan

Rs. Crores

	Net Capex to be spent as on 01.04.10	Cash Outflow	
		FY11	FY12 & Onward
VSF Business - Vilayat Project	1,000		
- Other Capex	322		
Chemical Business and Misc. Capex	130		
Standalone Capex (A)	1,452	545	907
Cement Subsidiaries			
- Projects' residual capex	880		
- Material Evacuation and Logistic Infrastructure	1,216		
- Thermal Power Plant (25 MW) and Waste Heat Recovery System (38 MW)	460		
- Bricks (2 Units) & RMC Plants	135		
- Modernisation, Upgradation and others	1,784		
Cement Business Capex (B)	4,475	2,932	1,543
Capex (A + B)	5,927	3,477	2,450
Capacity expansion at Chhattisgarh and Karnataka	5,600	Being worked out	
Total Capex	11,527		

Capex spent during Q1FY11 – Rs.273 Crs.


ADITYA BIRLA
GRASIM

Summary




ADITYA BIRLA
GRASIM

Summary

- Grasim – Leadership position in both Cement and VSF businesses
  - Strong competitive edge
  - Global size operations
- Leading global player in VSF
  - Integrated business model from plantation to fibre
  - Continued focus on increasing capacity and creating differentiation
- Domestic leadership in Cement
  - Consolidate leadership with an aim to grow faster than the market
  - Leveraging investments in capacity, TPPs and other infrastructure for sustained volume and cost leadership
- Businesses on the cusp of the next phase of growth to consolidate leadership position
  - Strong Balance Sheet to support the ambitious growth plans
- At consolidated level, Grasim continues to be Cement and VSF major
  - Cement business consolidated in a pure play company



Plant Locations– Grasim & its subsidiaries

- Samruddhi Cement plants
- Samruddhi Grinding Units (G)
- Samruddhi Bulk Cement Terminals
- UltraTech Cement Plants
- UltraTech Grinding Units (G)
- UltraTech Bulk Cement Terminals
- Fibre plants
- Pulp plant
- Chemical plant
- Textiles units



Bathinda (G)
Panipat
Bhiwani
Dadri
Kotputli
Aligarh
Jodhpur
Shambhupura
Malanpur
Jawad
Bharuch
Durgapur (G)
Jafrabad
Magdalla (G)
Nagda
Pipavav
Awarpur
Hirmi
Raipur
Jharsuguda (G)
Navi Mumbai
Hotgi (G)
Ratnagiri (G)
Harihar
Tadpatri
Malkhed
Ginigera
Bangalore
Mangalore
Arakonam (G)
Reddipalayam

Not to scale



Thank You


ADITYA BIRLA
GRASIM

Grasim Industries Limited

Annexure


ADITYA BIRLA
GRASIM

Annexure

- Consolidated Financial Performance
- Standalone Financial Performance
- Consolidated and Standalone Financial
- Consolidated and Standalone Profitability
- Businesswise Performance
- Cement Summary
- VSF Summary
- Chemical Summary


ADITYA BIRLA
GRASIM

Consolidated Financial Performance

(Rs. Crores)

	Quarter -1		% Chg.	Full Year
	2010-11	2009-10		2009-10
Net Turnover & Op. Income	5,118.6	5,133.7	--	20,195.4
Other Income	96.3	52.5	83	273.6
PBIDT	**1,463.7**	**1,680.7**	**(13)**	**6,322.3**
Interest	91.2	82.3	11	334.6
Gross Profit	**1,372.4**	**1,598.4**	**(14)**	**5,987.7**
Depreciation	267.2	240.0	11	994.7
PBT	**1,105.3**	**1,358.4**	**(19)**	**4,993.0**
Total Tax	319.9	440.9	(27)	1,570.5
Share in Profit of Associates	11.2	16.6	--	51.1
PAT (Before EO gain & Minority Share)	**796.6**	**934.1**	**(15)**	**3,473.6**
Minority Share	221.5	190.2	16	714.1
PAT (Before EO gain, After Minority Share)	**575.1**	**744.0**	**(23)**	**2,759.5**
Extraordinary Item	-	336.1	--	336.1
PAT (After EO gain)	**575.1**	**1,080.0**	**(47)**	**3,095.5**
Diluted Earning Per Share (before EO gain, after minority share) (Rs.)	62.70	81.14	(23)	300.83
Diluted Earning Per Share (incl. EO gain, after minority share) (Rs.)	62.70	117.79	(47)	337.47
Cash Profit (before min. share & EO Gain)	**1,088.3**	**1,300.8**	**(16)**	**4,825.2**


ADITYA BIRLA
GRASIM

Standalone Financial Performance

(Rs. Crores)

	Quarter -1		Full Year
	2010-11	2009-10	2009-10
Net Turnover & Op. Income	964.5	3,089.6	8,312.6
Other Income	39.8	28.1	235.2
PBIDT	**360.5**	**947.3**	**2,972.3**
Interest	10.2	47.5	120.4
Gross Profit	**350.3**	**899.7**	**2,851.9**
Depreciation	44.5	137.0	351.1
PBT (before EO gain)	**305.8**	**762.8**	**2,500.8**
Total Tax	82.0	232.2	744.8
PAT (before EO gain)	**223.8**	**530.5**	**1,756.0**
Extraordinary Item	-	336.1	336.1
PAT (incl. EO gain)	**223.8**	**866.6**	**2,092.1**
Diluted Earning Per Share (before EO gain) (Rs.)	24.40	57.86	191.44
Diluted Earning Per Share (incl. EO gain) (Rs.)	24.40	94.51	228.08
Cash Profit (before EO Gain)	**266.0**	**748.8**	**2,185.5**

Note: Results are not comparable due to Cement business demerger



Financial Snapshot

(Rs. Crores)	Standalone March 2008	March 2009	March 2010 *	June 2010 *	Consolidated March 2008	March 2009	March 2010	June 2010
Gross Block $	10,615	12,280	3,145	3,168	19,262	21,044	21,717	22,008
Net Block $	7,054	8,308	1,829	1,809	12,922	14,219	14,553	14,580
Goodwill					1,991	2,001	2,007	2,006
Cement Subs. Investment	2,537	2,551	2,636	2,636				
Investments	1,893	2,230	3,689	3,616	1,661	3,550	6,676	7,310
Net Current Assets	466	648	281	424	609	943	648	774
Capital Employed	**11,950**	**13,737**	**8,435**	**8,485**	**17,183**	**20,713**	**23,884**	**24,670**
Net Worth	8,141	9,478	7,145	7,369	9,179	11,558	12,525	13,098
Minority Interest					1,269	1,670	3,755	3,976
Debts	3,202	3,395	1,038	866	5,577	5,893	5,599	5,565
Deferred Tax	607	864	252	250	1,158	1,592	2,005	2,031
Debt: Equity (x)	0.39	0.36	0.15	0.12	0.53	0.45	0.34	0.33
Book Value (Rs.)	888	1,034	779	804	1,001	1,261	1,366	1,429

$ Block includes CWIP

* After demerger of cement business w.e.f. 01.10.2009



Profitability Snapshot

(Rs. Crores)	Standalone 2007-08	2008-09	2009-10 *	Quarter 1 2010-11*	Consolidated 2007-08	2008-09	2009-10	Quarter 1 2010-11
Gross Turnover	11,552	12,097	8,842	1,024	19,112	20,325	21,710	5,646
Net Turnover & Op. Income	10,325	10,965	8,313	964	17,141	18,496	20,195	5,119
PBIDT	**3,424**	**2,844**	**2,972**	**361**	**5,422**	**4,779**	**6,322**	**1,464**
PBIDT Margin (%)	33.2	25.4	34.8	35.9	31.6	25.5	30.9	28.1
Interest	107	140	120	10	222	307	335	91
PBDT	3,317	2,705	2,852	350	5,200	4,472	5,988	1,372
Total Tax Expenses	962	600	745	82	1,466	991	1,570	320
PAT # (After Minority Share)	**2,002**	**1,648**	**1,756**	**224**	**2,609**	**2,187**	**2,760**	**575**
EPS (Rs.) #	218.3	179.7	191.4	24.4	284.5	238.5	300.8	62.7
DPS (Rs.)	30.0	30.0	30.0	--	--	--	--	--
ROAvCE (PBIT Basis)(%)	$ 36.8	$ 23.2	--	--	31.0	20.7	23.9	19.7
RONW (%) #					**33.2**	**21.1**	**22.9**	**18.0**
Interest Cover (x)	14.5	11.8	15.5	27.0	13.1	10.7	13.9	12.4

$ Adjusted for investments in cement subsidiaries and related income

\# before exceptional / extraordinary gain

* After demerger of cement business w.e.f. 01.10.2009



Consolidated Businesswise Performance - Quarter 1

Rs. Crores

Business	Revenue		PBIDT		PBIDT Margin (%)		PBIT		Capital Employed		ROAvCE (%) (PBIT basis)	
	2010-11	2009-10	2010-11	2009-10	2010-11	2009-10	2010-11	2009-10	2010-11	2009-10	2010-11	2009-10
Cement *	3,974	4,061	1,089	1,494	27.0	36.6	875	1,304	17,923	15,416	19.9	34.0
VSF	968	806	314	173	32.3	21.4	281	139	2,377	2,213	46.6	24.1
Chemical	119	120	31	35	26.2	29.4	23	28	407	367	22.2	31.0
Sponge Iron	-	111	-	(39)	-	-	-	(44)	-	-	-	-
Textile	93	73	6	5	6.7	7.4	4	3	182	176	8.9	7.3
Company as a whole	5,119	5,134	1,464	1,681	28.1	32.4	1,196	1,441	24,670	21,607	19.7	27.2

* Includes unallocated corporate capital employed and related income of cement subsidiaries





Cement : Summary

		Quarter -1		% Chg.	Full Year
		2010-11	2009-10		2009-10
Grey Cement					
Capacity	**Mn. TPA**	**48.75**	**45.65**	**7**	**48.75**
- Samruddhi / Grasim		25.65	22.55	14	25.65
- UltraTech		23.10	23.10	-	23.10
Production	**Mn. MT**	**9.92**	**9.43**	**5**	**37.02**
- Samruddhi / Grasim		5.29	4.91	8	19.38
- UltraTech		4.63	4.52	2	17.64
Sales Volumes $	**Mn. MT**	**9.85**	**9.45**	**4**	**37.46**
- Samruddhi / Grasim		5.14	4.88	5	19.58
- UltraTech Cement		4.71	4.57	3	17.88
Clinker Volumes		**0.45**	**0.76**	**(41)**	**2.46**
Realisation	**Rs. /MT**				
- Samruddhi / Grasim		3,457	3,664	(6)	3,528
- UltraTech Cement		3,404	3,705	(8)	3,475
- UltraTech Clinker		1,490	2,084	(29)	1,785
White Cement					
Sales Volumes $$	MT	133,052	106,898	24	509,054
Avg. Realisation	**Rs./MT**	8,172	8,137	--	8,304

Note: Grasim's Cement business demerged to Samruddhi Cement Ltd. w.e.f. 1st October 2009

$ Includes captive consumption for RMC

$$ Includes captive consumption for value added products


ADITYA BIRLA
GRASIM

Cement : Summary Contd...

		Quarter -1		% Chg.	Full Year
		2010-11	2009-10		2009-10
Net Revenue	**Rs. Crs.**	**3,973.7**	**4,061.4**	**(2)**	**15,475.6**
- Samruddhi / Grasim :					
Cement		1,999.3	1,988.0	1	7,709.0
White Cement		214.4	168.4	27	840.3
- UltraTech - Cement		1,833.5	1,997.7	(8)	7,239.0
PBIDT *	**Rs. Crs.**	**1,088.8**	**1,494.1**	**(27)**	**4,767.4**
- Samruddhi / Grasim		631.5	740.1	(15)	2,665.3
- UltraTech		458.6	755.3	(39)	2,106.7
PBIDT Margin	**%**	**27.0%**	**36.6%**	**-**	**30.7%**
- Samruddhi / Grasim		28.2%	34.3%	-	31.1%
- UltraTech		24.6%	37.5%	-	28.9%
PBIT *	**Rs. Crs.**	**875.2**	**1,303.9**	**(33)**	**3,969.5**
- Samruddhi / Grasim		519.8	643.8	(19)	2,257.0
- UltraTech		356.2	661.1	(46)	1,715.3
ROAvCE * @	**%**	**19.9**	**34.0**	**-**	**24.5**
- Samruddhi / Grasim		25.3	38.3	-	30.6
- UltraTech		19.6	40.4	-	25.3

* Includes unallocated corporate capital employed and related income of cement subsidiaries
@ Avg. Capital employed includes CWIP


ADITYA BIRLA
GRASIM

Viscose Staple Fibre : Summary

		Quarter -1		% Chg.	Full Year
		2010-11	2009-10		2009-10
Capacity	TPA	333,975	333,975	-	333,975
Production	MT	69,328	62,352	11	302,092
Sales Volumes	MT	67,302	67,418	(0)	308,431
Net Revenue	Rs. Crs.	856.1	716.2	20	3,574.2
Avg. Realisation	Rs./MT	117,910	97,543	21	106,481
PBIDT	**Rs. Crs.**	**304.2**	**197.7**	**54**	**1,315.5**
PBIDT Margin	%	35.3%	27.4%	--	36.6%
PBIT	Rs. Crs.	278.0	170.0	63	1,204.0
Capital Employed	Rs. Crs.	1,669	1,622	3	1,742
ROAvCE (PBIT Basis)	**%**	**65.2%**	**40.0%**	**--**	**68.4%**


ADITYA BIRLA
GRASIM

Chemical : Summary

		Quarter -1		% Chg.	Full Year
		2010-11	2009-10		2009-10
Capacity	TPA	258,000	258,000	--	258,000
Production	MT	54,693	52,231	5	229,801
Sales Volumes	MT	54,386	49,845	9	229,876
Net Revenue	Rs. Crs.	118.7	120.2	(1)	492.8
Avg. Realisation	Rs./MT	18,455	20,753	(11)	18,096
PBIDT	**Rs. Crs.**	**31.1**	**35.4**	**(12)**	**124.8**
PBIDT Margin	%	26.2%	29.4%	--	25.3%
PBIT	Rs. Crs.	22.7	28.2	(20)	92.8
Capital Employed	Rs. Crs.	407	367	11	409
ROAvCE (PBIT Basis)	**%**	**22.2%**	**31.0%**	**--**	**24.1%**